                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                            PRICE LEGACY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   74144P 106
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                             Scott A. Arenare, Esq.
                       Vice President and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven A. Seidman, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                October 11, 2001
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box:  [ ]

                                  SCHEDULE 13D

-------------------------                              -------------------------
CUSIP No. 74144P 106                                          Page 2 of 11 Pages
-------------------------                              -------------------------



----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Equity Partners, L.P.             I.R.S. #13-4161869
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [X]
                                                              (b)  [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                25,485,612
NUMBER OF             --------- ------------------------------------------------
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        25,485,612
EACH                  --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                25,485,612
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                25,485,612
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            25,485,612 (See Item 5.)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            41.7% (See Item 5.)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                   SHEDULE 13D


-------------------------                              -------------------------
CUSIP No. 74144P 106                                          Page 6 of 11 Pages
-------------------------                              -------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus & Co.                             I.R.S. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [X]
                                                              (b)  [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER


NUMBER OF             --------- ------------------------------------------------
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        25,485,612
EACH                  --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                25,485,612
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            25,485,612 (See Item 5.)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            41.7% (See Item 5.)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------------                              -------------------------
CUSIP No. 74144P 106                                          Page 7 of 11 Pages
-------------------------                              -------------------------


---------- ---------------------------------------------------------------------
    1      NAME OF REPORT PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg Pincus LLC (formerly E.M. Warburg, Pincus & Co., LLC)
           I.R.S. #13-3536050
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                                                             (b) [ ]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           N/A
---------- ---------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER


NUMBER OF             --------- ------------------------------------------------
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        25,485,612
EACH                  --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                25,485,612
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

           25,485,612 (See Item 5.)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*  [ ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           41.7% (See Item 5.)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

     This Amendment No. 1 to Schedule 13D (this "Amendment") is being filed on behalf of Warburg, Pincus & Co., a New York general partnership ("WP"), Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), and Warburg Pincus LLC, a New York limited liability company ("WP LLC" and together with WPEP and WP, the "Reporting Entities") to amend the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 28, 2001 (the "Original Schedule 13D"). This Amendment relates to the common stock, par value $.0001 per share (the "Company Common Stock"), of Price Legacy Corporation (formerly Price Enterprises, Inc.), a Maryland corporation (the "Company"). The holdings of Company Common Stock of WPEP reported in this Amendment include certain shares of Company Common Stock which may be deemed to be beneficially owned by three affiliated partnerships of WPEP, Warburg, Pincus Netherlands Equity Partners I, C.V., a Netherlands limited partnership ("Netherlands I"), Warburg, Pincus Netherlands Equity Partners II, C.V., a Netherlands limited partnership ("Netherlands II"), and Warburg, Pincus Netherlands Equity Partners III, C.V., a Netherlands limited partnership ("Netherlands III").

     Unless otherwise indicated in this Amendment, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Original Schedule 13D.

     This Amendment is being filed promptly following the acquisition by WPEP of an aggregate of an additional 5,000,000 shares of Company Common Stock acquired by the Reporting Entities through an open market purchase (which purchase represents more than 1.0% of the outstanding shares of Company Common Stock).

     The Reporting Entities are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Reporting Entities to file jointly is attached as Exhibit 1 to the Original Schedule 13D. Each Reporting Entity disclaims beneficial ownership of all of the shares of Company Common Stock, other than those reported in the Original Schedule 13D, as amended, as being owned by it.


Item 3. Source and Amount of Funds or Other Consideration.

     The information in Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

     The total amount of funds required by WPEP to purchase the securities of the Company as described in this Schedule 13D was furnished from the working capital of WPEP and, with respect to the Series B Preferred Stock and the Warrant, amounted to $100,000,000 as of September 18, 2001 and, with respect to the 5,000,000 shares of Company Common Stock, amounted to $13,500,000 as of October 11, 2001.


Item 5. Interest in Securities of the Issuer.

     The information in Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) The Reporting Entities beneficially own shares of Company Common Stock by virtue of their ownership of shares of Company Common Stock directly as well as their ownership of the Series B Preferred Stock and the Warrant, which are convertible or exercisable, as applicable, into shares of Company Common Stock. On September 18, 2001, WPEP acquired 17,985,612 shares of Series B Preferred Stock and the Warrant (collectively, the "Securities") pursuant to the Purchase Agreement, which in the aggregate represent the beneficial ownership of 20,485,612 shares of Company Common Stock, assuming the full conversion and exercise of the Securities. On October 11, 2001, WPEP purchased 5,000,000 shares of Company Common Stock at a purchase price of $2.70 per share through an open market purchase for an aggregate purchase price of $13,500,000 (the "Additional Common Stock"). The Additional Common Stock together with the Securities (assuming the full conversion and exercise of the Securities) comprises a total of 25,485,612 shares of Company Common Stock beneficially owned by the Reporting Entities as of such date. The 25,485,612 shares of Company Common Stock (assuming the full conversion and exercise of the Securities) represent approximately 41.7% of the outstanding class of Company Common Stock, based on a total of 61,257,791 shares of Company Common Stock outstanding, which is comprised of: (i) 40,772,179 shares of Company Common Stock outstanding as of the consummation of the Merger, as represented by the Company in the Current Report on Form 8-K (the "Current Report") of the Company, filed with the Securities and Exchange Commission on September 19, 2001; (ii) the 17,985,612 shares of Company Common Stock issuable upon the conversion of the 17,985,612 shares of Series B Preferred Stock acquired by WPEP; and (iii) the 2,500,000 shares of Company Common Stock issuable upon the exercise of the Warrant. The 5,000,000 shares of Additional Common Stock, the Series B Preferred Stock (assuming full conversion) and the Warrant (assuming full exercise) represent approximately 8.2%, 29.4% and 4.1%, respectively, of the outstanding class of Company Common Stock, as represented by the Company in the Current Report. By virtue of WP's and WP LLC's respective relationships with WPEP, WP and WP LLC may be deemed, under Rule 13d-3 under the Exchange Act, to beneficially own all of the shares of Company Common Stock which are beneficially owned by WPEP.

     (b) WPEP has beneficial ownership of all 25,485,612 shares of Company Common Stock (assuming the full conversion and exercise of the Securities) reported in this Schedule 13D. WPEP shares voting power and dispositive power over its holdings of Company Common Stock with WP and WP LLC.

     (c) Since the filing of the Original Schedule 13D by the Reporting Entities, WPEP purchased 5,000,000 shares of Company Common Stock at a purchase price of $2.70 per share on October 11, 2001, which purchase was for more than 1.0% of the outstanding shares of Company Common Stock. All of the funds used by WPEP to effect the purchase of such 5,000,000 shares of Company Common Stock came from the working capital of WPEP and amounted to $13,500,000. Except for the transactions described in Items 3 and 4 and this Item 5, during the last sixty days there were no transactions effected by the Reporting Entities or by any of the persons set forth on Schedule I to the Schedule 13D.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to in this Schedule 13D of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The information in Item 6 of the Original Schedule 13D is hereby amended by inserting immediately prior to the last paragraph in such Item 6 of the Original
Schedule 13D the following:

     Pursuant to the terms of the First Amendment to Securities Purchase Agreement, dated as of October 8, 2001 (the "First Amendment"), the Company and WPEP agreed to, among other things, amend the Purchase Agreement so as to permit the purchase by WPEP of the 5,000,000 shares of Additional Common Stock. The foregoing summary is qualified in its entirety by reference to the First Amendment, a copy of which is filed as Exhibit 8 to this Schedule 13D and incorporated in this Schedule 13D by reference.

Item 7. Material to be Filed as Exhibits.

     The information in Item 7 of the Original Schedule 13D is hereby amended by adding the following:


     8. First Amendment to Securities Purchase Agreement, dated as of October 8, 2001, by and among the Company and WPEP.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 22, 2001             WARBURG, PINCUS EQUITY PARTNERS, L.P.

                                     By:     Warburg, Pincus & Co.,
                                             General Partner


                                     By:     /s/ Scott A. Arenare
                                        ----------------------------------------
                                     Name:   Scott A. Arenare
                                     Title:  Attorney in Fact


Dated:  October 22, 2001             WARBURG, PINCUS NETHERLANDS
                                     EQUITY PARTNERS I, C.V.

                                     By:     Warburg, Pincus & Co.,
                                             General Partner


                                     By:     /s/ Scott A. Arenare
                                        ----------------------------------------
                                     Name:   Scott A. Arenare
                                     Title:  Attorney in Fact


Dated:  October 22, 2001             WARBURG, PINCUS NETHERLANDS
                                     EQUITY PARTNERS II, C.V.

                                     By:     Warburg, Pincus & Co.,
                                             General Partner


                                     By:     /s/ Scott A. Arenare
                                        ----------------------------------------
                                     Name:   Scott A. Arenare
                                     Title:  Attorney in Fact

Dated:  October 22, 2001             WARBURG, PINCUS NETHERLANDS
                                     EQUITY PARTNERS III, C.V.

                                     By:     Warburg, Pincus & Co.,
                                             General Partner


                                     By:     /s/ Scott A. Arenare
                                        ----------------------------------------
                                     Name:   Scott A. Arenare
                                     Title:  Attorney in Fact


Dated:  October 22, 2001             WARBURG, PINCUS & CO.


                                     By:     /s/ Scott A. Arenare
                                        ----------------------------------------
                                     Name:   Scott A. Arenare
                                     Title:  Attorney in Fact


Dated:  October 22, 2001             WARBURG PINCUS LLC


                                     By:     /s/ Scott A. Arenare
                                        ----------------------------------------
                                     Name:   Scott A. Arenare
                                     Title:  Vice President